[Letterhead of Eversheds Sutherland (US) LLP]

April 27, 2023

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Trinity Capital Inc. – Preliminary Proxy Statement

Dear Ms. White:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on April 12, 2023 regarding the Company’s preliminary proxy statement (the “Proxy Statement”) as filed with the SEC on April 10, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses thereto. The revisions to the Proxy Statement referenced in the below response are set forth in the Company’s definitive proxy statement to be filed with the SEC. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Proxy.

1.	We note that Appendix 1 reference on page 31 of the Proxy Statement is not attached to the Proxy Statement. Please attached Appendix 1 to the Proxy Statement.

Response: The Company has attached Appendix 1 to the Proxy Statement.

2.	Please revise the heading of Proposal 2 to the Proxy Statement to specifically state that the proposal relates to amending the Articles of Amendment and Restatement of the Company to declassify the Board of Directors.

Response: The Company has revised the Proxy Statement to reflect the Staff’s comments.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt

cc:	Steven L. Brown Cynthia M. Krus

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